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Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Years Ended December 31,
(dollars in thousands)	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$56,172	$38,289	$25,755	$16,384	$11,551
Fixed charges, excluding preferred stock dividend requirement	14,414	20,077	19,832	24,809	23,676

Total earnings including fixed charges(a)	$70,586	$58,366	$45,587	$41,193	$35,227

Fixed charges:
Interest on deposits	$12,057	$17,248	$16,886	$20,956	$19,543
Interest on customer repurchase agreements and federal funds purchased	325	685	731	957	1,406
Interest on short-term borrowings	3	—	27	611	546
Interest on long-term borrowings deposits	2,029	2,144	2,188	2,285	2,181
Preferred stock dividend requirements (pre-tax)	—	2,356	2,009	3,628	275

Total fixed charges(b)	$14,414	$22,433	$21,841	$28,437	$23,951

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax)(a/b)	4.90x	2.60x	2.09x	1.45x	1.47x
Earnings, excluding interest on deposits:
Total earnings including fixed charges	$70,586	$58,366	$45,587	$41,193	$35,227
Less interest on deposits	12,057	17,248	16,886	20,956	19,543

Total earnings excluding interest on deposits(c)	$58,529	$41,118	$28,701	$20,237	$15,684

Fixed charges, excluding interest on deposits:
Total fixed charges	$14,414	$22,433	$21,841	$28,437	$23,951
Less interest on deposits	12,057	17,248	16,886	20,956	19,543

Total fixed charges, excluding interest on deposits(d)	$2,357	$5,185	$4,955	$7,481	$4,408

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits(c/d)	24.83x	7.93x	5.79x	2.71x	3.56x

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  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT